

SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
ite : www.singtel.com



ZCNSE C/T1/88/11 03022176 SEC File No: 82-3622

14 March 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 2 7 2003
WASH, D.C. 188 SECTION

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
JUN 1 1 2003
THOMSON FINANCIAL

Kumarendran Chelliah
Legal Counsel

Encs.

dlw 6/3

/Announcement/Submission to SEC/KC/at

MASNET No. 68 OF 13.03.2003
Announcement No. 70

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Ang Kong Hua
Date of notice to company:	13/03/2003
Date of change of shareholding:	13/03/2003
Name of registered holder:	Ang Kong Hua
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	500,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.293
No. of shares held before change:	1,540
% of issued share capital:	
No. of shares held after change:	501,540
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,540	1,540
% of issued share capital:		
No. of shares held after change:	1,540	501,540
% of issued share capital:		
Total shares:	1,540	501,540

Submitted by Chan Su Shan (Ms), Company Secretary on 13/03/2003 to the SGX

MASNET No. 47 OF 12.03.2003
Announcement No. 50

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	12/03/2003
Date of change of interest:	07/03/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.28000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,716,000	11,971,746,896
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,816,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	2,816,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 25 OF 11.03.2003
Announcement No. 29

. SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	11/03/2003
Date of change of interest:	06/03/2003
Name of registered holder:	CDP : DBS Vickers SEC
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Securities Lending/Borrowing Transaction

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	30,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,686,000	11,971,746,896
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,716,000	11,971,746,896
% of issued share capital:	0.01	67.16
Total shares:	2,716,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 10 OF 11.03.2003
Announcement No. 10

. SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	10/03/2003
Date of change of interest:	10/03/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000,000
% of issued share capital:	0.0056
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.243
No. of shares held before the transaction:	517,656,411
% of issued share capital:	2.904
No. of shares held after the transaction:	518,656,411
% of issued share capital:	2.9096

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,088,700,873	
% of issued share capital:	6.1074	
No. of shares held after the transaction:	1,089,700,873	
% of issued share capital:	6.113	
Total shares:	1,089,700,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 9 OF 11.03.2003
Announcement No. 9

.SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests - Amended Copy

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	05/03/2003
Date of change of interest:	05/03/2003.
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	4,382,000
% of issued share capital:	0.0246
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3133
No. of shares held before the transaction:	513,274,411
% of issued share capital:	2.8794
No. of shares held after the transaction:	517,656,411
% of issued share capital:	2.904

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,084,318,873	
% of issued share capital:	6.0829	
No. of shares held after the transaction:	1,088,700,873	
% of issued share capital:	6.1074	
Total shares:	1,088,700,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 25 OF 07.03.2003
Announcement No. 25

. SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - SWAP OF SHARES IN POINT ASIA DOT COM (THAILAND) CO. LIMITED FOR SHARES IN CS LOXINFO COMPANY LIMITED

SINGAPORE TELECOMMUNICATIONS LIMITED
(incorporated in the Republic of Singapore)

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

SWAP OF SHARES IN POINT ASIA DOT COM (THAILAND) CO. LIMITED FOR SHARES IN CS LOXINFO COMPANY LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that in connection with the merger of the internet and related businesses of CS LoxInfo Company Limited ("CS LoxInfo") and Point Asia Dot Com (Thailand) Co. Limited (" PointAsia"), SingTel has sold its entire 31.07% stake in PointAsia, comprising of 1,385,000 shares of par value 10 Baht each for a total consideration of 134,525,050 Baht to Loxbit Company Limited. Payment will be in the form of a share swap for 8,405,703 shares of par value 10 Baht each in CS LoxInfo, representing a 16.811% stake in CS LoxInfo. The consideration was arrived at taking into account the relative valuation of the companies. As a result of the share swap, PointAsia has ceased to be an associated company of SingTel.

The principal activity of PointAsia is the provision of internet services, systems integration, internet data centers, web hosting, development and training. The principal activity of CS LoxInfo is the provision of narrow and broad band internet access services, satellite up-link and down-link services, internet data centers, analog/digital communications and other related businesses.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 7 March 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 07/03/2003 to the SGX